

Mail Stop 3720

November 30, 2017

P. Gray Finney
Chief Legal Officer & Secretary
ADT, Inc.
1501 Yamato Road
Boca Raton, Florida 33431

   Re: ADT, Inc.
     Amendment No. 2 to
     Draft Registration Statement on Form S-1
     Submitted November 22, 2017
     CIK No. 0001703056

Dear Mr. Finney:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1. Please further clarify in your disclosure why you are highlighting and comparing certain financial and other metrics using disparate time periods and measurements. For example,

- Refer to the table on page 2. Given how much time has passed in calendar year 2017, disclose why you are comparing your monitoring and services revenues for the trailing 12 months ended September 30, 2017 to the annualized 2016 monthly recurring monitoring and service revenues of the other companies listed. Clarify whether you are also using annualized monthly recurring monitoring and service revenues for the company. Furthermore, explain why you are using annualized 2016 monthly recurring monitoring and service revenues of Stanley Security when Stanley Black and Decker Inc. has disclosed 2016 revenues for its Stanley Security business that is different from the annualized revenue figure in your table. In this regard, we note that you labeled your chart as being a comparison of security monitoring companies by revenue. If you intend to compare only monthly recurring monitoring and service revenues, as implied by your footnote (1), please revise your disclosure as appropriate so this information is more prominently disclosed.

- Refer to page 5 and your response to prior comment 1. Disclose why you are comparing Adjusted EBITDA of the pre-acquisition legacy ADT for the fiscal year ended September 25, 2015 to the post-acquisition combined company of Protection One, ASG, and ADT for the trailing twelve-month period ended September 30, 2017.

For each of these types of metrics, please revise your disclosure to explain how using disparate time periods and measures may impact the information and comparisons.

Financial statements for the nine months ended September 30, 2017

2.   We note your response to prior comment 3. Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering price range, if material.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                Sincerely,

                                /s/ Kathleen Krebs, for

                                Larry Spirgel
                                Assistant Director
                                AD Office 11 – Telecommunications

Cc: Tracey A. Zaccone
      Paul, Weiss, Rifkind, Wharton & Garrison LLP